Exhibit 99.2

UTIME LIMITED
7TH FLOOR BUILDING 5A
SHENZHEN SOFTWARE INDUSTRY BASE
NANSHAN, SHENZHEN
PEOPLE'S REPUBLIC OF CHINA
518061

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on September 9, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on September 9, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V83174-Z92025 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

UTIME LIMITED

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. An ordinary resolution to increase the authorized share capital of the Company from US$450,100,000 divided into (i) 90,000,000 Class A ordinary shares, of a par value of US$5.0 each and (ii) 100,000,000 Class B ordinary shares, of a par value of US$0.001 each, to US$50,001,000,000 divided into: (i) 10,000,000,000 Class A ordinary shares, of a par value of US$5.0 each and (ii) 1,000,000,000 Class B ordinary shares, of a par value of US$0.001 each, by the creation of an additional 9,910,000,000 Class A ordinary shares, of a par value of US$5.0 each; and 900,000,000 Class B ordinary shares, of a par value of US$0.001 each (the "Share Increase Proposal");	☐	☐	☐
2. An ordinary resolution, subject to the approval of the Share Increase Proposal, to amend the authorized share capital of the Company from US$50,001,000,000 divided into (i) 10,000,000,000 Class A ordinary shares, of a par value of US$5.0 each and (ii) 1,000,000,000 Class B ordinary shares, of a par value of US$0.001 each to US$50,001,000,000 divided into (i) 5,000,000,000,000,000,000 Class A ordinary shares, of a par value of US$0.00000001 each and (ii) 100,000,000,000,000 Class B ordinary shares, of a par value of US$0.00000001 each, by the subdivision of each issued and unissued Class A ordinary share, of a par value of US$5.0 into 500,000,000 Class A ordinary shares, of a par value of US$0.00000001 each; and each issued and unissued Class B ordinary share, of a par value of US$0.001 into 100,000 Class B ordinary shares, of a par value of US$0.00000001 (the "Share Subdivision Proposal");	☐	☐	☐
3. A special resolution to amend and restate the third amended and restated memorandum and articles of association of the Company currently in effect by the deletion in their entirety and the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association (the "M&A Amendment Proposal");	☐	☐	☐
4. An ordinary resolution, subject to the approval of the Share Increase Proposal and the Share Subdivision Proposal, to approve an amendment to the authorized share capital of the Company, to effect one or more consolidations of the Company's Class A ordinary shares, of a par value of US$0.00000001 each, within a ratio arrange from 1:10 to 1:100 basis, as may be finally determined by the board of directors, with the final ratio, implementation and timing of such consolidation to be determined at the sole discretion of the board of directors provided that any such consolidation shall not be implemented until the share price of the Company has traded below US$1.00 for a period of at least five (5) continuous trading days (the "Share Consolidation Proposal"); and	☐	☐	☐
5. To approve the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the forgoing Proposals or (ii) where the board of Directors has determined it is otherwise necessary (the "Adjournment Proposal"). The Adjournment Proposal will only be presented at the Meeting if there are not sufficient votes to approve the Share Increase Proposal, the Share Subdivision Proposal, the M&A Amendment Proposal and the Share Consolidation Proposal.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

4897-5456-4556\1

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V83175-Z92025

UTIME LIMITED
(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
to be held on September 10, 2026
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and, being the registered Holder of ------------------------- Class ___ Ordinary Shares ("Ordinary Shares") of UTime Limited (the "Company"), hereby appoint Mr. Hengcong Qiu, the CEO of the Company or (Name) of (Address) as my/our proxy to attend and act for me/us at Extraordinary General Meeting[2] (or at any adjournment or postponement thereof) of the Company to be held at 10:00 AM, Eastern Time, on September 10, 2026 at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen 518061, China (the "Meeting").

[1] Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2] If any proxy other than the CEO of the Company is preferred, insert the name and address of the proxy desired in the space provided and strike out "Mr. Hengcong Qiu, the CEO of the Company or". A proxy need not be a shareholder. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated.

4897-5456-4556\1

Continued and to be signed on reverse side